UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of October 2022

Commission File Number:               001-41035

CI&T Inc

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

R. Dr. Ricardo Benetton Martins, 1,000

Pólis de Tecnologia-Prédio 23B,

Campinas-State of São Paulo

13086-902 - Brazil

+55 19 21024500

(Address of principal executive office))

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

CI&T Acquires NTERSOL to Expand Financial Services

Expertise In North America

New York, USA - October 14, 2022 - Business Wire - CI&T (NYSE: CINT), a global digital specialist, announces today the execution of a sale and purchase agreement to acquire NTERSOL Consulting LLC ("NTERSOL"), a U.S. based digital transformation provider, to expand its financial services expertise in North America.

Headquartered in Irvine, CA, NTERSOL is a strategy and solutions firm providing digital transformation services to leading companies throughout the financial sector. Helping companies rethink and reshape their operations for the digital age, NTERSOL’s core industry expertise lies within the banking, financial services and insurance (BFSI) vertical.

“The NTERSOL teams are highly skilled entrepreneurs and talented digital practitioners, making them a great addition to our growing CI&T global family,” stated Cesar Gon, Founder and CEO of CI&T. “With the North American side of our business experiencing record growth, this acquisition enhances our ability to rapidly expand our team to meet the growing demands of existing and new clients as we continue to offer world-class digital transformation and digital efficiency capabilities at speed and scale.”

CI&T's digital transformation expertise has accelerated business impact for leading brands around the world. By combining insight-driven digital strategy, customer-centric design, and best-in-class engineering, CI&T brings ideas to market faster, generating immediate business results. As part of this strategic acquisition, NTERSOL will add more than 170 U.S.-based digital specialists to CI&T including an executive roster of seasoned veterans, a core team of developers and product and business strategists. This strategic acquisition further expands CI&T’s operations in North America and bolsters the company’s expertise and capabilities within the financial segment.

“The world’s most innovative financial institutions partner with CI&T to build digital experiences, co-create business strategies and implement superior customer-centric user experiences,” added Leo Mattiazzi, Partner and Executive Vice President of CI&T. “We are excited to combine our strengths and reinforce our capabilities with NTERSOL’s brilliant team to further expand our industry expertise and offer best in class digital solutions to BFSI companies across the globe."

“At a time when digital is moving faster than ever, we look forward to bringing the best of our expertise to CI&T and together drive the strategic digital and business transformation of leading companies in the financial services sector,” stated Tony Jenkins, CEO & Founder of NTERSOL. “CI&T and NTERSOL have a shared vision focused on delivering innovation and unlocking growth opportunities for clients, and by joining CI&T, we will be able to scale our offerings and tap into a global workforce to provide a full suite of capabilities and  create ongoing value.”

The completion of this transaction is subject to the satisfaction of customary closing conditions and is expected to happen during the fourth quarter of 2022.

About NTERSOL

NTERSOL provides digital transformation solutions to banks, lenders, and financial institutions. With a team of more than 170 industry experts and technology veterans, NTERSOL is uniquely positioned to help clients improve their customer experiences, combat inefficiencies, and drive revenue through custom software solutions.

About CI&T

CI&T (NYSE:CINT) is a global digital specialist, a partner in digital transformation for 100+ large enterprises and fast growth clients. As digital natives, CI&T brings a 27-year track record of accelerating business impact through complete and scalable digital solutions. With a global presence in nine countries with a nearshore delivery model, CI&T provides strategy, data science, design, and engineering, unlocking top-line growth, improving customer experience, and driving operational efficiency. Recognized by Forrester as a Leader in Modern Application Development Services, CI&T is the Employer of Choice for more than 6,700 professionals.

Cautionary statement on forward-looking statements

This press release includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including expectations relating to revenues and other financial or business metrics; statements regarding relationships with clients; and any other statements of expectation or belief. Forward-looking statements represent our management's beliefs and assumptions only as of the date of this press release. You should read this press release with the understanding that our actual future results may be materially different from what we expect. These statements are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to differ materially from results expressed or implied in this press release. Additional information concerning these and other risks and uncertainties are contained in the "Risk Factors" section of CI&T's annual report on Form 20-F. Except as required by law, CI&T assumes no obligation and does not intend to update these forward-looking statements or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Investor Relations Contact:

Eduardo Galvão

investors@ciandt.com

Media Relations Contact:

Zella Panossian

ciandt@illumepr.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 14, 2022

CI&T Inc
By:	/s/ Stanley Rodrigues
Name: Stanley Rodrigues
Title: Chief Financial Officer